UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*


                          JACK HENRY & ASSOCIATES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                  426281-10-1
                                 (CUSIP Number)

     John W. Henry, 663 Highway 60, Monett, Missouri  65708 (417)235-6652
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              November 29, 1995
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (X).

Check the following box if a fee is being paid with the statement (). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                          CUSIP NO. 426281-10-1
 (1) Names of Reporting Persons  . . . . . . . . . . . . . . . . .      John W. Henry
 S.S. or I.R.S. Identification Nos. of above persons . . . . . . .
                                                                        ###-##-####

 (2) Check the appropriate box if a member of a group                 (a)
                         (see instructions)
                                                                      (b)



(3) SEC use only  . . . . . . . . . . . . . . . . . . . . . . . .

(4) Source of funds (see instructions)  . . . . . . . . . . . . .      N/A

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of organization  . . . . . . . . . . . .      United States

 Number of shares beneficially owned by each reporting person with:
    (7) Sole voting power  . . . . . . . . . . . . . . . . . . . .       3,032,725 which includes 26,642 held in his
                                                                      account under the Company s ESOP, 1,200,000
                                                                      held by JKHY Partners, 950,000 held in trust by
                                                                      former spouse and 144,000 acquirable upon
                                                                      exercise of an outstanding stock option.

    (8) Shared voting power  . . . . . . . . . . . . . . . . . . .         -0-
    (9) Sole dispositive power . . . . . . . . . . . . . . . . . .         2,082,725 which includes 26,642 held in his
                                                                      account under the Company's ESOP, 1,200,000
                                                                      held by JKHY Partners and 144,000 acquirable
                                                                      upon exercise of an outstanding stock option

    (10) Shared dispositive power  . . . . . . . . . . . . . . . .        -0-

 (11) Aggregate amount beneficially owned by each reporting
 person.                                                                 3,032,725
 (12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

 (13) Percent of class represented by amount in Row (11) . . . . .
                                                                        25.51%

 (14) Type of reporting person (see instructions). . . . . . . . .
                                                                        IN


                                                          CUSIP NO. 426281-10-1

 (1) Names of Reporting Persons  . . . . . . . . . . . . . . . . . JKHY Partners
 S.S. or I.R.S. Identification Nos. of above persons . . . . . . .

 (2) Check the appropriate box if a member of a group                 (a)
                         (see instructions)
                                                                      (b)

 (3) SEC use only  . . . . . . . . . . . . . . . . . . . . . . . .
 (4) Source of funds (see instructions)  . . . . . . . . . . . . .      N/A

 (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

 (6) Citizenship or place of organization  . . . . . . . . . . . .      Missouri
 Number of shares beneficially owned by each reporting person with:
    (7) Sole voting power  . . . . . . . . . . . . . . . . . . . .       1,200,000

    (8) Shared voting power  . . . . . . . . . . . . . . . . . . .        -0-

    (9) Sole dispositive power . . . . . . . . . . . . . . . . . .       1,200,000
    (10) Shared dispositive power  . . . . . . . . . . . . . . . .        -0-

 (11) Aggregate amount beneficially owned by each reporting              1,200,000
 person.




 (12) Check if the aggregate amount in Row (11)
 excludes certain shares
 (see instructions).
(13) Percent of class represented by amount in
 Row (11) . . . . .      10.22%
(14) Type of reporting person (see instructions). . . . . . . . .  PN








                                                          CUSIP NO. 426281-10-1
 (1) Names of Reporting Persons  . . . . . . . . . . . . . . . . . Michael E. Henry
 S.S. or I.R.S. Identification Nos. of above persons . . . . . . . ###-##-####

 (2) Check the appropriate box if a member of a group                 (a)
                         (see instructions)
                                                                      (b)

 (3) SEC use only  . . . . . . . . . . . . . . . . . . . . . . . .
 (4) Source of funds (see instructions)  . . . . . . . . . . . . .      N/A

 (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

 (6) Citizenship or place of organization  . . . . . . . . . . . . United States
 Number of shares beneficially owned by each reporting person with:
    (7) Sole voting power  . . . . . . . . . . . . . . . . . . . .      134,145 which includes 19,339 allocated to his
                                                                      account under the Company s ESOP and
                                                                      90,000 acquirable upon exercise of an
                                                                      outstanding stock option

    (8) Shared voting power  . . . . . . . . . . . . . . . . . . .        -0-

    (9) Sole dispositive power . . . . . . . . . . . . . . . . . .       134,145 which includes 19,339 allocated to his
                                                                      account under the Company s ESOP and
                                                                      90,000 acquirable upon exercise of an
                                                                      outstanding stock option
    (10) Shared dispositive power  . . . . . . . . . . . . . . . .        -0-

 (11) Aggregate amount beneficially owned by each reporting
 person.                                                              134,145

 (12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).
 (13) Percent of class represented by amount in Row (11) . . . . .
                                                                        1.13%

 (14) Type of reporting person (see instructions). . . . . . . . .
                                                                        IN






                                                          CUSIP NO. 426281-10-1



 (1) Names of Reporting Persons  . . . . . . . . . . . . . . . . .Vicki Jo Henry
 S.S. or I.R.S. Identification Nos. of above persons . . . . . . . ###-##-####
 (2) Check the appropriate box if a member of a group                (a)
               (see instructions)                                    (b)
 (3) SEC use only  . . . . . . . . . . . . . . . . . . . . . . . .

 (4) Source of funds (see instructions)  . . . . . . . . . . . . .      N/A

 (5) Check if disclosure of legal proceedings is required
 pursuant to Items 2(d) or 2(e).
 (6) Citizenship or place of organization  . . . . . . . . . . . . United States

 Number of shares beneficially owned by each reporting person with:
    (7) Sole voting power  . . . . . . . . . . . . . . . . . . . .         -0-

    (8) Shared voting power  . . . . . . . . . . . . . . . . . . .         -0-
    (9) Sole dispositive power . . . . . . . . . . . . . . . . . .         -0-

    (10) Shared dispositive power  . . . . . . . . . . . . . . . .         -0-

 (11) Aggregate amount beneficially owned by each reporting                -0-
 person.

 (12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).
 (13) Percent of class represented by amount in Row (11) . . . . .
                                                                           0%

 (14) Type of reporting person (see instructions). . . . . . . . .
                                                                        IN



     This statement constitutes Amendment No. 7 to the Schedule 13D, dated June 7, 1991 (the "Schedule 13D"), as amended August 15, 1991, November 14, 1991, March 3, 1992, December 3, 1992 and December 15, 1993 and December 9, 1994, previously filed by John W. Henry, JKHY Partners, Michael E. Henry and Vicki Jo Henry, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Jack Henry & Associates, Inc. (the "Company") which maintains its principal executive offices at 663 Highway 60, P.O. Box 807, Monett, Missouri 65708. Defined terms used herein shall have the same meaning as ascribed thereto in the Schedule 13D.


     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     ITEM 5 OF THE SCHEDULE 13D IS AMENDED IN ITS ENTIRETY TO READ AS FOLLOWS:

     Mr. John W. Henry has continued to sell shares of Common Stock in occasional open market transactions. The following open market sales were made since the filing of the most recent amendment to Schedule 13D:

                  DATE                              NO. OF SHARES           PRICE PER SHARE
       September 13, 1995                             25,000                       $     18.875
       November 27, 1995                               5,000                             24.25
       November 27, 1995                              30,000                             24.00
       November 27, 1995                               7,500                             24.125
       November 28, 1995                              15,000                             24.625
       November 28, 1995                               5,000                             24.75
       November 29, 1995                              23,750                             24.00

     Mr. Henry also made a charitable donation of 5,000 shares on July 28, 1995.

     In addition, JKHY Partners sold shares in the open market as follows:

       DATE                                                            NO. OF SHARES                  PRICE PER SHARE
July 31, 1995                                                           5,000                                            17.00
August 8, 1995                                                         14,500                                            16.375
August 18, 1995                                                         6,200                                            17.00
August 21, 1995                                                         6,000                                            17.00
August 22, 1995                                                         5,000                                            17.00
August 23, 1995                                                         6,700                                            17.00
August 23, 1995                                                         6,500                                            17.00
August 28, 1995                                                           100                                            18.20

     As a result, Mr. Henry may be deemed to beneficially own a total of 3,032,725 shares of Common Stock, representing 25.51% of the outstanding Common Stock; which includes 712,083 shares (5.99%) held individually, 26,642 shares (less than 1%) allocated to his account under the ESOP, 1,200,000 shares (10.09%) held by the partnership, 950,000 shares (7.99%) held by the Trust and 144,000 shares (1.21%) acquirable upon the exercise of an outstanding stock option. With respect to the ESOP shares, he has the power to direct the manner in which the trustee of the ESOP is to vote such shares of Common Stock and, under certain circumstances, to direct the trustee of the ESOP as to the disposition of such shares of Common Stock. Under the terms of the Partnership Agreement, Mr. Henry has sole voting and dispositive power over the shares of Company stock held by the partnership. With respect to the shares held by the Trust, although he has been granted an irrevocable proxy to vote such shares, beneficial ownership of such shares is shared with Eddina F. Henry since the Trust has retained dispositive power over the shares.

     The partnership holds 1,200,000 shares of Common Stock, representing 10.22% of the outstanding Company Common Stock. However, after giving effect to the shares of Common Stock beneficially owned by its partners, the partnership may be deemed to beneficially own a total of 3,166,870 shares, representing 26.43% of the outstanding Company Common Stock.

     Vicki Jo Henry does not beneficially own any Common Stock in her individual capacity.

     Michael E. Henry beneficially owns a total of 134,145 shares of Common Stock, representing 1.13% of the outstanding Common Stock, over which he has sole voting and dispositive power. Included in this amount are 19,339 shares of Common Stock allocated to Michael E. Henry's account under the Company's ESOP, and 90,000 shares acquirable upon the exercise of an outstanding stock option. He has the power to direct the manner in which the trustee of the ESOP is to vote such shares of Common Stock and, under certain circumstances, to direct the trustee of the ESOP as to the disposition of such shares of Common Stock.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     ITEM 7 OF THE SCHEDULE 13D IS AMENDED BY ADDING THE FOLLOWING THERETO:

     A.  Joint Filing Agreement, dated December 15, 1993.



                                    Signature




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 12, 1996             /s/ John W. Henry
                                   John W. Henry


Date:  January 12, 1996             /s/ Michael E. Henry**

                                   Michael E. Henry



Date:  January 12, 1996             /s/ Vicki Jo Henry**
                                   Vicki Jo Henry


Date:  January 12, 1996            JKHY PARTNERSHIP


                                  By:   /s/ John W. Henry

                                    John W. Henry, Partner


                                **By:   /s/ John W. Henry

                                    John W. Henry, Attorney-In-Fact






                                  EXHIBIT INDEX

Exhibit        Document                                                 Page No.

  A            Joint Filing Agreement, dated                                10
               December 15, 1993.


                                    EXHIBIT A



                             Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Jack Henry & Associates, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned hereby execute this Agreement this 15th day of December, 1993.



                                     /s/ John W. Henry

                                   John W. Henry

                                    /s/ Michael E. Henry**

                                   Michael E. Henry

                                    /s/ Vicki Jo Henry**

                                   Vicki Jo Henry



                                   JKHY PARTNERSHIP



                                  By:   /s/ John W. Henry

                                    John W. Henry, Partner



                                 *By:   /s/ John W. Henry

                                    John W. Henry, Attorney-In-Fact